Exhibit 7.1

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Equity(2)

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	As of December 31(1)
	2001	2002	2003	2004	2005
Loans, obligations under finance leases and bank overdrafts (A)	31,385	33,508	32,025	30,378	28,264
Shareholders’ Equity(2) (B)	50,130	52,453	56,123	61,892	69,875
Ratio of Debt to Shareholders’ Equity(2) (A)/(B)	0.63	0.64	0.57	0.49	0.40

(1)	Due to the retrospective adoption of certain new HKFRS, restatement of the 2001, 2002, 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.
(2)	The amount represents total equity attributable to equity shareholders of the Company.